Filed by The J. M. Smucker Company

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: The J. M. Smucker Company

Commission File No.: 333-152451

For Immediate Release

The J. M. Smucker Company Announces First Quarter Results

•	Net sales increase 18 percent

•	EPS up 8 percent, and up 14 percent excluding charges

•	Folgers transaction proceeding as anticipated

ORRVILLE, Ohio, August 14, 2008 — The J. M. Smucker Company (NYSE: SJM) today announced results for the first quarter ended July 31, 2008, of its 2009 fiscal year.

First Quarter Results

	Three months ended July 31,
	2008	2007	% Increase
	(Dollars in millions, except per share data)

Net sales	$663.7	$561.5	18%
Net income:
Income	$42.3	$40.8	4%
Income per diluted share	$0.77	$0.71	8%

Net sales increased 18 percent in the first quarter of 2009 compared to the first quarter of 2008 as sales growth was broad-based with all major brands contributing. In addition, the Carnation®, Europe’s Best® and Knott’s Berry Farm® acquisitions contributed approximately $31 million in sales to the quarter. Excluding acquisitions and foreign exchange, sales increased 12 percent.

The strength of the Company’s brands made it possible to successfully implement the price increases necessary to offset rising commodity costs. While pricing was the primary driver of the sales increase, volume gains were realized in several categories including Smucker’s® fruit spreads and Uncrustables® sandwiches, Pillsbury® baking mixes and frostings, and Hungry Jack® potatoes and pancakes. Volume declines were primarily limited to oils and peanut butter, which were anticipated, resulting in a net tonnage decrease of approximately 4 percent.

Net income per diluted share for the quarter was $0.77, an increase of 8 percent compared to last year’s first quarter. Included in net income for the first quarter of 2009 were restructuring and merger and integration costs of $0.05 per diluted share, while net income for the first quarter of 2008 included restructuring and merger and integration costs of $0.01 per diluted share. Excluding restructuring and merger and integration costs in both years, the Company’s income per diluted share was $0.82 in the first quarter of 2009, and $0.72 in the first quarter of 2008, an increase of 14 percent.

“We delivered good sales and earnings growth this quarter, establishing momentum as we enter the Back-to-School and Fall Bake periods,” commented Richard Smucker, president and co-chief executive officer. “We are particularly pleased that we are experiencing sales growth across most of our brands despite taking significant price increases to offset record raw material costs. Our strategy of owning number one brands and supporting them with consistent investments in marketing and product innovation provides opportunities for continued long-term profitable growth.”

“We look forward to adding another number one brand with the merger of the Folgers coffee business into Smucker,” added Tim Smucker, chairman and co-chief executive officer. “Folgers® will be our largest brand, with sales in excess of $1.5 billion, and builds on our center of the store focus. We expect the addition of Folgers to significantly increase cash flow and, combined with the substantial increase in our size and scale, provide a platform for future growth and enhance our long-term growth opportunities.”

The Company uses income and income per diluted share, excluding restructuring and merger and integration costs, as key measures of results of operations for purposes of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with U.S. GAAP. Rather, the presentation of results excluding such charges is consistent with the way management internally evaluates its businesses, facilitates the comparison of past and present operations, and provides management a more comprehensive understanding of the financial results. A reconciliation of non-GAAP measures to net income for the current quarter is included in the “Unaudited Financial Highlights” table.

Margins

	Three months ended July 31,
	2008	2007
	(% of net sales)

Gross profit	31.3%	33.1%
Selling, distribution, and administrative expenses:
Marketing and selling	10.2%	10.7%
Distribution	3.5%	3.4%
General and administrative	6.2%	6.7%

	19.9%	20.8%

Restructuring and merger and integrations costs	0.6%	0.1%
Other operating expense (income)	0.0%	(0.3)%

Operating income	10.8%	12.5%

The impact of price increases taken to date has offset higher raw material costs, predominantly soybean oil, peanuts and wheat, contributing to a $22 million increase in gross profit. While price increases contributed to the overall gross profit increase, the incremental dollars did not provide gross margin expansion, and gross margin declined from 33.1 percent to 31.3 percent. Other factors impacting gross margin were increased fuel costs, the loss of nonrecurring peanut butter sales, and unfavorable product mix. As expected, margins improved in the Eagle business compared to last year, helping to offset these other factors.

Selling, distribution, and administrative (“SD&A”) expenses increased 13 percent for the first quarter of 2009 compared to 2008, resulting primarily from increased marketing investment, and distribution and amortization expenses. However, most SD&A expenses, particularly corporate overhead, increased at a lesser rate than net sales resulting in an overall decrease in SD&A from 20.8 percent of net sales to 19.9 percent, providing some offset to the decline in gross margin.

Operating income increased 2 percent compared to the first quarter of 2008, and decreased from 12.5 percent to 10.8 percent of net sales. Restructuring and merger and integration costs were

$3.2 million higher in the first quarter of 2009 compared to 2008, reducing operating margin by 50 basis points. In addition, last year’s operating income included the gain on the sale of the industrial ingredient business in Scotland, benefiting last year’s first quarter operating margin by 30 basis points.

Other

The effective tax rate decreased to 33.3 percent in the first quarter of 2009, from 36.1 percent in the comparable period in 2008. In the first quarter of 2008, the Company’s divestiture of its industrial ingredient business in Scotland, and the resulting repatriation of foreign earnings had a negative impact on the effective tax rate.

Segment Performance

Net sales	Three months ended July 31,
	2008	2007	% Increase
	(Dollars in millions)

U.S. retail market	$472.1	$418.2	13%
Special markets	$191.5	$143.4	34%

U.S. Retail Market

U.S. retail market segment net sales for the quarter were up 13 percent. Net sales in the consumer strategic business area increased 11 percent, with Smucker’s fruit spreads, toppings and Uncrustables sandwiches, Jif® and Hungry Jack all up. All major categories of the consumer business area were up in volume, except for peanut butter. Net sales in the consumer oils and baking strategic business area were up 15 percent, due to price increases taken over the course of fiscal 2008, and volume gains in baking mixes and frostings. These increases more than offset anticipated volume declines in oils.

Special Markets

Net sales in the first quarter for the special markets segment increased 34 percent. Net sales in the Canada strategic business area were up 79 percent, with the impact of the Carnation and Europe’s Best acquisitions, and favorable exchange rates contributing over two-thirds of the increase. Volume and pricing gains accounted for the remaining Canadian sales growth. Net sales increased 13 percent in the foodservice strategic business area, led by pricing, with the Knott’s Berry Farm acquisition and volume growth in the schools channel also contributing. The beverage business area was up by 11 percent, primarily due to pricing.

Outlook

The Company confirmed its outlook for the year. The outlook includes the impact of its previously announced agreement with The Procter & Gamble Company (“P&G”) to merge P&G’s Folgers coffee business with and into the Company. Assuming the transaction closes in the fourth quarter of calendar 2008, the Company’s net sales are estimated to range from $3.8 to $4.0 billion and earnings per share, before one-time costs primarily associated with the transaction, are estimated to range from $3.45 to $3.50. Actual results for the year will depend on the final closing date of the transaction.

Conference Call

The Company will conduct an earnings conference call and webcast today, Thursday, August 14, 2008, at 8:30 a.m. E.T. The webcast, as well as a replay in downloadable MP3 format, can be accessed from the Company’s website at www.smuckers.com. For those unable to listen to the webcast, an audio replay will be available following the call and can be accessed by dialing 888-203-1112 or 719-457-0820, with a pass code of 8981214, and will be available until Thursday, August 21, 2008.

About The J. M. Smucker Company

The J. M. Smucker Company is the leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America. Its family of brands includes Smucker’s®, Jif®, Crisco®, Pillsbury®, Eagle Brand®, R.W. Knudsen Family®, Hungry Jack®, White Lily® and Martha White® in the United States, along with Robin Hood®, Five Roses®, Carnation®, Europe’s Best® and Bick’s® in Canada. The Company remains rooted in the Basic Beliefs of Quality, People, Ethics, Growth and Independence established by its founder and namesake more than a century ago. Since 1998, the Company has appeared on FORTUNE Magazine’s annual listing of the 100 Best Companies to Work For in the United States, ranking number one in 2004. For more information about the Company, visit www.smuckers.com.

The J. M. Smucker Company is the owner of all trademarks, except Pillsbury is a trademark of The Pillsbury Company, used under license and Carnation is a trademark of Societe des Produits Nestle S.A., used under license.

The J. M. Smucker Company Forward-Looking Language

This press release contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this press release, including the following important factors and assumptions, could affect the future results of Smucker following the transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of P&G’s coffee business (the “Coffee Business”) with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii) crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statements filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the preliminary proxy materials prepared in connection with the Folgers transaction.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this press release. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Additional Information

Smucker and Folgers have filed registration statements with the U.S. Securities and Exchange Commission (“SEC”) registering the common shares to be issued to P&G shareholders in connection with the Folgers transaction but those registration statements have not become effective. Smucker has also filed a proxy statement with the SEC that will be sent to the shareholders of Smucker after it has been finalized. Shareholders are urged to read the proxy statement and the prospectus included in the registration statements and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement, prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.

This communication is not a solicitation of a proxy from any security holder of Smucker and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2008 Annual Report on Form 10-K filed with the SEC on June 27, 2008, and its definitive proxy statement relating to its 2008 Annual Meeting of Shareholders filed with the SEC on July 14, 2008. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.

Contacts:

The J. M. Smucker Company

(330) 682-3000

Investors:

Mark R. Belgya

Vice President, Chief Financial Officer and Treasurer

Sonal Robinson

Director, Corporate Finance and Investor Relations

Media:

Maribeth Badertscher

Director, Corporate Communications

The J. M. Smucker Company

Unaudited Condensed Consolidated Statements of Income

	Three Months Ended July 31,
	2008	2007
	(Dollars in thousands, except per share data)

Net sales	$663,657	$561,513
Cost of products sold	455,878	375,529

Gross Profit	207,779	185,984
Selling, distribution, and administrative expenses	131,884	116,750
Restructuring costs	519	313
Merger and integration costs	3,400	432
Other operating expense (income) – net	148	(1,686)

Operating Income	71,828	70,175
Interest income	1,338	3,495
Interest expense	(10,744)	(10,093)
Other income – net	1,025	246

Income Before Income Taxes	63,447	63,823
Income taxes	21,156	23,062

Net Income	$42,291	$40,761

Net income per common share	$0.78	$0.72

Net income per common share – assuming dilution	$0.77	$0.71

Dividends declared per common share	$0.32	$0.30

Weighted-average shares outstanding	54,282,700	56,645,611

Weighted-average shares outstanding – assuming dilution	54,667,666	57,265,133

The J. M. Smucker Company

Unaudited Condensed Consolidated Balance Sheets

	July 31, 2008	April 30, 2008
	(Dollars in thousands)

Assets
Current Assets:
Cash and cash equivalents	$142,699	$184,175
Trade receivables	182,693	162,426
Inventories	471,768	379,608
Other current assets	37,920	49,998

Total Current Assets	835,080	776,207

Property, Plant, and Equipment, Net	505,919	496,296

Other Noncurrent Assets:
Goodwill	1,149,494	1,132,476
Other intangible assets, net	632,914	614,000
Other assets	108,914	110,902

Total Other Noncurrent Assets	1,891,322	1,857,378

	$3,232,321	$3,129,881

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$154,942	$119,844
Current portion of long-term debt	75,000	—
Other current liabilities	173,811	119,553

Total Current Liabilities	403,753	239,397

Noncurrent Liabilities:
Long-term debt, net of current portion	713,945	789,684
Other noncurrent liabilities	297,338	300,947

Total Noncurrent Liabilities	1,011,283	1,090,631

Shareholders’ Equity, net	1,817,285	1,799,853

	$3,232,321	$3,129,881

The J. M. Smucker Company

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended July 31,
	2008	2007
	(Dollars in thousands)

Operating Activities
Net income	$42,291	$40,761
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,036	14,770
Amortization	1,471	121
Share-based compensation expense	2,799	2,826
Working capital	(6,094)	(48,851)

Net Cash Provided by Operating Activities	55,503	9,627

Investing Activities
Businesses acquired, net of cash acquired	(55,593)	(133,446)
Additions to property, plant, and equipment	(22,197)	(16,787)
Proceeds from sale of business	—	3,407
Purchases of marketable securities	—	(144,705)
Other - net	1,694	2,931

Net Cash Used for Investing Activities	(76,096)	(288,600)

Financing Activities
Proceeds from long-term debt	—	400,000
Repayments of long-term debt	—	(115,000)
Dividends paid	(17,451)	(17,014)
Purchase of treasury shares	(3,356)	(3,627)
Other - net	322	19,296

Net Cash (Used for) Provided by Financing Activities	(20,485)	283,655
Effect of exchange rate changes	(398)	1,861

Net (decrease) increase in cash and cash equivalents	(41,476)	6,543
Cash and cash equivalents at beginning of period	184,175	200,119

Cash and cash equivalents at end of period	$142,699	$206,662

The J. M. Smucker Company

Unaudited Financial Highlights

	Three Months Ended July 31,
	2008	2007
	(Dollars in thousands, except per share data)

Net sales	$663,657	$561,513

Net income and net income per common share:
Net income	$42,291	$40,761
Net income per common share — assuming dilution	$0.77	$0.71

Income before restructuring and merger and integration costs: (1)
Income	$44,903	$41,237
Income per common share — assuming dilution	$0.82	$0.72

(1) Reconciliation to net income:
Income before income taxes	$63,447	$63,823
Merger and integration costs	3,400	432
Restructuring costs	519	313

Income before income taxes, restructuring, and merger and integration costs	67,366	64,568
Income taxes	22,463	23,331

Income before restructuring and merger and integration costs	$44,903	$41,237

The Company uses income and income per diluted share, excluding restructuring and merger and integration costs, as key performance measures of results of operations for purposes of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with U.S. GAAP. Rather, the presentation of results excluding such charges is consistent with the way management internally evaluates its businesses, facilitates the comparison of past and present operations and provides management a more comprehensive understanding of the financial results.

The J. M. Smucker Company

Unaudited Reportable Segments

	Three Months Ended July 31,
	2008	2007
	(Dollars in thousands)

Net sales:
U.S. retail market	$472,141	$418,155
Special markets	191,516	143,358

Total net sales	$663,657	$561,513

Segment profit:
U.S. retail market	$87,861	$78,758
Special markets	20,738	21,636

Total segment profit	$108,599	$100,394

Interest income	1,338	3,495
Interest expense	(10,744)	(10,093)
Amortization	(1,471)	(121)
Share-based compensation expense	(2,799)	(2,826)
Restructuring costs	(519)	(313)
Merger and integration costs	(3,400)	(432)
Corporate administrative expense	(28,892)	(28,131)
Other unallocated income	1,335	1,850

Income before income taxes	$63,447	$63,823